SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 26 April, 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



BP p.l.c.
Group Results
First Quarter 2005
                                                        London 26 April 2005

                           FOR IMMEDIATE RELEASE
---------------------------------------------------------------------------
             RECORD QUARTERLY RESULT AND STRENGTHENING CASH FLOW
===========================================================================


                                                                         1Q
                                                                       2005
                                                    1Q     4Q     1Q  vs.1Q
$ million                                         2005   2004   2004   2004
                                                 ==========================

Profit for the period*                           6,602  3,010  4,912
Inventory holding (gains) losses                (1,111)   494   (648)
                                                 --------------------------
Replacement cost profit                          5,491  3,504  4,264    29%
                                                 ==========================
-  per ordinary share (pence)                    13.55   8.71  10.49
-  per ordinary share (cents)                    25.61  16.23  19.30    33%
-  per ADS (dollars)                              1.54   0.97   1.16
                                                 ==========================

o BP's first quarter replacement cost profit was $5,491 million compared with $4,264 million a year ago, an increase of 29%.

o The first quarter result includes a net non-operating gain of $535 millon compared with $776 million in the first quarter of 2004. This includes gains from the sale of BP's interests in the Ormen Lange field and the Interconnector pipeline.

o The first quarter trading environment was generally stronger than a year ago with higher oil and gas realizations, higher refining and chemicals margins, but with lower retail marketing margins.

o Net cash provided by operating activities for the quarter was $9.4 billion compared with $7 billion a year ago.

o The ratio of net debt to net debt plus equity was 18% compared with 20% a year ago.

o The quarterly dividend, to be paid in June, is 8.50 cents per share ($0.51 per ADS) compared with 6.75 cents per share a year ago, an increase of 26%. In sterling terms, the quarterly dividend is
     4.450 pence per share, compared with 3.807 pence per share a year ago, an increase of 17%. The company repurchased 193 million of its own shares during the quarter at a cost of $2 billion.

BP Group Chief Executive, Lord Browne, said:

     "This strong start in 2005 reflects the results of our significant investment programme over the past few years and improvements in underlying performance. In addition, continuing higher oil prices have generated substantial additional cash flow which has been applied to the share buyback programme.

* Profit attributable to BP shareholders.


                       Summary Quarterly Results

Exploration and Production's record first quarter result was up 53% on a year ago reflecting higher realizations in both liquids and gas, and higher volumes, partially offset by the impact of planned higher revenue investment and costs. In addition, the result includes net gains from non-operating items.

The Refining and Marketing result increased 54% compared with a year ago reflecting improved refining margins, offset partly by lower retail marketing margins.

In Gas, Power and Renewables the improved result reflects primarily a higher result in the natural gas liquids business, and gains from non-operating items.

Interest and Other finance expense was $201 million for the quarter compared with $269 million in the previous quarter. A major component of the decrease is the absence in the first quarter of the revaluation of provisions in the fourth quarter of 2004.

The effective tax rate on replacement cost profit was 32%. This rate benefits from the release of provisions for previous years as a result of current period restructuring actions, risk reassessment and tax settlements.

Capital expenditure was $2.8 billion for the quarter. There were no acquisitions in the quarter. Disposal proceeds were $1.3 billion.

Net debt at the end of the quarter was $18 billion. The ratio of net debt to net debt plus equity was 18%, compared with 22% at the end of 2004.

During the first quarter, the company repurchased 193 million of its own shares, at a cost of $2 billion. Of these, 77 million shares were cancelled and the remainder are held in treasury.

--------

The commentaries above and following are based on replacement cost profit.

TNK-BP operational and financial information has been estimated.

The financial information for 2004 has been restated to reflect the following, all with effect from 1 January 2005: (a) the adoption by the group of International Financial Reporting Standards (IFRS) (see Note 1); (b) the transfer of the aromatics and acetyls operations from the former Petrochemicals segment to the Refining and Marketing segment; (c) the transfer of the olefins and derivatives operations from the former Petrochemicals segment to Other businesses and corporate; (d) the transfer of the Grangemouth and Lavera refineries from the Refining and Marketing segment to Other businesses and corporate; (e) the transfer of the Mardi Gras pipeline from the Exploration and Production segment to the Refining and Marketing segment; and (f) the transfer of the Hobbs fractionator from the Gas, Power and Renewables segment to Other businesses and corporate. Note 2 provides further detail of the resegmentation.

                          Non-Operating Items

                                                                    First
                                                                  Quarter
$ million                                                            2005
                                                                 --------
Exploration and Production                                            780
Refining and Marketing                                                (27)
Gas, Power and Renewables                                             105
Other businesses and corporate                                        (71)
                                                                 --------
                                                                      787
Taxation(a)                                                          (252)
                                                                 --------
                                                                      535
                                                                 ========

(a) Tax on Non-Operating Items is calculated using the effective tax rate on replacement cost profit.

    Reconciliation of Replacement Cost Profit to Profit for the Period


                                                First      Fourth     First
                                              Quarter     Quarter   Quarter
$ million                                        2005        2004      2004
                                           ================================
Exploration and Production                      6,486       4,750     4,242
Refining and Marketing                          1,421       1,337       920
Gas, Power and Renewables                         404         495       201
Other businesses and corporate                    207      (1,216)    1,094
Consolidation adjustment                         (153)         57       (66)
                                           --------------------------------
RC profit before interest and tax               8,365       5,423     6,391
                                           --------------------------------
Interest and Other finance expense               (201)       (269)     (174)
Taxation                                       (2,612)     (1,591)   (1,919)
Minority interest                                 (61)        (59)      (34)
                                           --------------------------------
RC profit(a)                                    5,491       3,504     4,264
                                           --------------------------------
Inventory holding gains (losses)                1,111        (494)      648
                                           --------------------------------
Profit for the period*                          6,602       3,010     4,912
                                           ================================

(a) Replacement cost profit reflects the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses. BP uses this measure to assist investors to assess BP's performance from period to period. Replacement cost profit is not a recognized GAAP measure. Operating cash flow is calculated from the starting point of profit before taxation which includes inventory holding gains and losses. Operating cash flow also reflects working capital movements including inventories, trade and other receivables and trade and other payables. The carrying value of these working capital items will change for various reasons, including movements in oil, gas and products prices.

                            Per Share Amounts


                                                First      Fourth     First
                                              Quarter     Quarter   Quarter
                                                 2005        2004      2004
                                           ================================
Results for the period ($m)
Profit*                                         6,602      3,010      4,912
Replacement cost profit                         5,491      3,504      4,264
                                           --------------------------------
Shares in issue at period end (thousand)   21,367,827 21,525,978 21,996,888
- ADS equivalent (thousand)                 3,561,305  3,587,663  3,666,148
Average number of shares
outstanding (thousand)                     21,441,285 21,607,872 22,087,796
- ADS equivalent (thousand)                 3,573,548  3,601,312  3,681,299
Per ordinary share (cents)
Profit for the period                           30.79      14.00      22.24
RC profit for the period                        25.61      16.23      19.30
Per ADS (cents)
Profit for the period                          184.74      84.00     133.44
RC profit for the period                       153.66      97.38     115.80
                                           ================================

* Profit attributable to BP shareholders.

                        Exploration and Production


                                                         1Q      4Q      1Q
$ million                                              2005    2004    2004
                                                      =====================
Profit before interest and tax(a)                     6,491   4,747   4,250
Inventory holding (gains) losses                         (5)      3      (8)
                                                      ---------------------
Replacement cost profit before interest and tax       6,486   4,750   4,242
                                                      =====================

Results include:
Impairment and gain (loss) on sale of
businesses and fixed assets                             940    (236)     25
Environmental and other provisions                        -       -       -
Restructuring, integration and rationalization costs      -       -       -
Fair value gain (loss) on embedded derivatives         (160)      -       -
Other                                                     -       8       -
                                                      ---------------------
Total non-operating items                               780    (228)     25
                                                      =====================
Exploration expense                                     160     258     136
Of which:
Exploration expenditure written off                      84     151      67
                                                      =====================
Production(Net of royalties)
Crude oil (mb/d)                                      2,405   2,396   2,342
Natural gas liquids (mb/d)                              188     197     191
Total liquids (mb/d)(b)                               2,593   2,593   2,533
Natural gas (mmcf/d)                                  8,745   8,714   8,600
Total hydrocarbons (mboe/d)(c)                        4,101   4,095   4,015
                                                    =======================
Average realizations
Crude oil ($/bbl)                                     43.37   41.01   31.30
Natural gas liquids ($/bbl)                           28.14   31.20   23.14
Total liquids ($/bbl)                                 41.74   39.88   30.48
Natural gas ($/mcf)                                    4.26    4.28    3.79
Total hydrocarbons ($/boe)                            33.60   32.64   26.48
                                                    =======================
Average oil marker prices ($/bbl)
Brent                                                 47.62   43.85   32.03
West Texas Intermediate                               49.88   48.29   35.30
Alaska North Slope US West Coast                      45.07   42.62   34.22
                                                      =====================

Average natural gas marker prices
Henry Hub gas price ($/mmbtu)(d)                       6.27    7.07    5.69
UK Gas - National Balancing Point (p/therm)           37.96   28.51   24.59
                                                    =======================

(a) Includes profit after interest and tax of equity-accounted entities.
(b) Crude oil and natural gas liquids.
(c) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(d) Henry Hub First of the Month Index.


                        Exploration and Production

The replacement cost profit before interest and tax for the first quarter was $6,486 million, a record result, representing an increase of 53% over the first quarter of 2004. This result benefited from higher realizations in both liquids and gas, and higher volumes, partially offset by the impact of planned higher revenue investment and costs. In addition, the result includes gains of $1,070 million on the sales of assets primarily from our interest in the Ormen Lange field.

The result also includes charges for impairments of $130 million, relating to fields in the UK North Sea, and fair value losses of $160 million on embedded derivatives in certain long term gas contracts where the contract price is tied to oil and electricity prices rather than indexed to the gas price. The corresponding quarter in 2004 contained charges of $186 million for impairments, and gains on sales of assets of $211 million.

Production for the quarter at 4,101 mboe/d reflected the continuing ramp-up of production in the New Profit Centres and increased volumes from TNK-BP, partly offset by operational issues in the North Sea and the expected decline in our Existing Profit Centres.

Projects in the New Profit Centres remain on track. In the Gulf of Mexico, the Mad Dog project achieved first production in January 2005, and the Thunder Horse integrated hull and topsides has left the construction yard in Corpus Christi for installation offshore. In Azerbaijan, the Azeri project achieved first production in February, and construction on the BTC pipeline remains on track. In the Existing Profit Centres, the Clair project in the UK North Sea commenced production in February. In addition, we sanctioned investment in the Saqqara gas field in Egypt and received approval from the Indonesian government for the Tangguh gas project.

We have had exploration success in Angola with the 'Palas-1' and 'Ceres-1' oil discoveries in ultra-deepwater Block 31. These are the fifth and sixth successful discoveries that BP has drilled in Block 31. We have also been awarded three blocks in Algeria's sixth international licensing round.

                        Customer Facing Segments
                         Refining and Marketing


                                                         1Q      4Q      1Q
$ million                                              2005    2004    2004
                                                      =====================
Profit before interest and tax(a)                     2,363     811   1,473
Inventory holding (gains) losses                       (942)    526    (553)
                                                      ---------------------
Replacement cost profit before interest and tax       1,421   1,337     920
                                                      =====================

Results include:
Impairment and gain (loss) on sale of
businesses and fixed assets                             (27)   (333)   (160)
Environmental and other provisions                        -       -       -
Restructuring, integration and rationalization costs      -     (32)      -
Fair value gain (loss) on embedded derivatives            -       -       -
Other                                                     -       -       -
                                                      ---------------------
Total non-operating items                               (27)   (365)   (160)
                                                      =====================
Refinery throughputs (mb/d)(b)
UK                                                      164     218     198
Rest of Europe                                          647     601     710
USA                                                   1,400   1,436   1,265
Rest of World                                           299     296     399
                                                      ---------------------
Total throughput                                      2,510   2,551   2,572
                                                      =====================
Refining availability                                  95.2    96.5    95.1
                                                      =====================
Oil sales volumes (mb/d)
Refined products
UK                                                      338     335     297
Rest of Europe                                        1,323   1,363   1,352
USA                                                   1,648   1,664   1,683
Rest of World                                           621     627     652
                                                    -----------------------
Total marketing sales                                 3,930   3,989   3,984
Trading/supply sales                                  2,196   2,194   2,502
                                                    -----------------------
Total refined product sales                           6,126   6,183   6,486
Crude oil                                             3,635   3,731   4,058
                                                    -----------------------
Total oil sales                                       9,761   9,914  10,544
                                                    =======================

Global Indicator Refining Margin ($/bbl)(c)
NWE                                                    2.84    4.72    2.73
USGC                                                   7.30    5.52    6.92
Midwest                                                3.84    1.65    4.67
USWC                                                  12.88   10.36    8.06
Singapore                                              4.98    8.02    3.42
BP Average                                             5.94    5.69    4.89
                                                      =====================

Chemicals production (kte)
UK                                                      317     316     303
Rest of Europe                                          806     779     797
USA                                                   1,218   1,122   1,183
Rest of World                                         1,009     990   1,040
                                                    -----------------------
Total production                                      3,350   3,207   3,323
                                                    =======================

(a)  Includes profit after interest and tax of equity-accounted entities.
(b) Refinery throughputs exclude the Grangemouth and Lavera refineries which were transferred to Other businesses and corporate effective
     1 January 2005.
(c) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate. The GIM data shown above excludes the Grangemouth and Lavera refineries.

                        Customer Facing Segments
                         Refining and Marketing

The replacement cost profit before interest and tax for the first quarter was $1,421 million. This compares with $920 million for the same period last year, an increase of 54%.

The year-on-year improved result reflects improved refining margins, offset partly by lower retail marketing margins. Improved refining margins were supported by strong product demand, together with the continuing weakness in the relative price of extra-heavy sour crudes. Retail marketing margins in the first quarter were significantly lower than those of a year ago, reflecting sustained pressure from rising crude and product prices.

The quarter's result includes a charge of $27 million for non-operating items. This comprises a gain on the sale of assets of $14 million relating to the sale of marketing assets and an impairment charge of $41 million. This compares with a loss on the sale of assets of $160 million in the same period last year due principally to the disposal of BP's interests in the Singapore Refining Company Private Limited (SRC).

Refining throughputs for the quarter were 2,510 mb/d, some 62 mb/d lower than in the first quarter of 2004, due principally to the disposal of BP's interests in the SRC and the closure of refining operations at the ATAS Refinery in Mersin, south eastern Turkey, in 2004. Refining availability was 95.2%, in line with that of the first quarter of 2004. Marketing sales were 3,930 mb/d, slightly below those of a year ago.

The Texas City Refinery in Texas, USA, experienced a tragic explosion on 23 March at the Isomerization unit. The financial impact on the quarter was minimal.

During the quarter, BP and the South Coast Air Quality Management District of California agreed to the settlement of two outstanding lawsuits regarding the Carson Refinery. The quarter's result includes a charge of $35 million in respect of this settlement, including local community programmes relating to air quality and its impacts.

Also in the quarter, BP and Sinopec Corporation of China signed a joint venture contract to build a world-scale acetic acid plant in Nanjing, east China's Jiangsu province. The 500,000 tons per annum operation is planned to come on stream in the second half of 2007.

                         Customer Facing Segments
                        Gas, Power and Renewables


                                                         1Q      4Q      1Q
$ million                                              2005    2004    2004
                                                      =====================
Profit before interest and tax(a)                       418     523     191
Inventory holding (gains) losses                        (14)    (28)     10
                                                      ---------------------
Replacement cost profit before interest and tax         404     495     201
                                                      =====================
Results include:
Impairment and gain (loss) on sale of
businesses and fixed assets                              63      40       -
Environmental and other provisions                        -       -       -
Restructuring, integration and rationalization costs      -       -       -
Fair value gain (loss) on embedded derivatives           42       -       -
Other                                                     -       -       -
                                                      ---------------------
Total non-operating items                               105      40       -
                                                      ---------------------
Gas sales volumes (mmscf/d)
UK                                                    5,413   3,456   6,328
Rest of Europe                                          387     449     442
USA                                                  14,188  13,852  13,618
Rest of World                                        15,628  13,659  13,902
                                                    -----------------------
Total gas sales volumes                              35,616  31,416  34,290
                                                    =======================

NGL sales volumes (mb/d)
UK                                                       10      11       4
Rest of Europe                                           13      12       1
USA                                                     371     421     462
Rest of World                                           254     240     244
                                                    -----------------------
Total NGL sales volumes                                 648     684     711
                                                    =======================

(a)  Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the first quarter was $404 million compared with $201 million a year ago. The result reflects primarily a higher result in the natural gas liquids business, and gains from non-operating items.

The natural gas liquids result has improved due to the higher level of liquids prices and the wider spread between natural gas and natural gas liquid prices.

Non-operating items include a gain on disposal of BP's interest in Interconnector UK Ltd. and net fair value gains on embedded derivatives.

                        Other Businesses and Corporate


                                                         1Q      4Q      1Q
$ million                                              2005    2004    2004
                                                      =====================
Profit (loss) before interest and tax(a)                357  (1,209)  1,191
Inventory holding (gains) losses                       (150)     (7)    (97)
                                                      ---------------------
Replacement cost profit before interest and tax         207  (1,216)  1,094
                                                      =====================
Results include:
Impairment and gain (loss) on sale of
businesses and fixed assets                             (24) (1,101)  1,257
Environmental and other provisions                        -       -       -
Restructuring, integration and rationalization costs    (43)    (90)      -
Fair value gain (loss) on embedded derivatives           (4)      -       -
Other                                                     -      66       -
                                                      ---------------------
Total non-operating items                               (71) (1,125)  1,257
                                                      =====================
Analysis of replacement cost result
before interest and tax(a)
Olefins and Derivatives                                 356    (964)   (105)
Other                                                  (149)   (252)  1,199
                                                      ---------------------
                                                        207  (1,216)  1,094
                                                      =====================

(a) Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises Olefins and Derivatives, Finance, the group's aluminium asset, interest income and costs related to corporate activities. The group's interests in PetroChina and Sinopec were divested in January 2004. The first quarter result includes a charge of $71 million for non-operating items. This primarily comprises a charge in respect of the separation of the Olefins and Derivatives businesses of $43 million and an asset impairment of $23 million, also related to the Olefins and Derivatives businesses. The Olefins and Derivatives result showed a marked increase over a year ago due to higher margins.

                           Dividends Payable


                                                       June   March    June
                                                       2005    2005    2004
                                                      =====================
Dividends per ordinary share
cents                                                  8.50    8.50    6.75
pence                                                 4.450   4.522   3.807

Dividends per ADS (cents)                              51.0    51.0    40.5
                                                    -----------------------

BP today announced a dividend of 8.50 cents per ordinary share to be paid in June. Holders of ordinary shares will receive 4.450 pence per share and holders of American Depository Receipts (ADRs) $0.51 per ADS share. The dividend is payable on 6 June to shareholders on the register on 13 May. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 6 June.

                                 Outlook


BP Group Chief Executive, Lord Browne, concluded:

   "World economic growth was sustained into the first quarter of 2005 across all regions. The current outlook is for some moderation of global growth towards trend rates through 2005.

   "Oil prices reached a further record average of $47.62 per barrel (Dated Brent) in the first quarter, $3.77 per barrel higher than in the fourth quarter. Prices appear to have been supported by high demand growth and limited spare production capacity notwithstanding that OECD commercial inventories are above seasonal five year average levels.

   "US gas prices averaged $6.27/mmbtu (Henry Hub first of month index) in the first quarter, down by $0.80/mmbtu versus the fourth quarter. Working gas inventories remain above year-earlier and five year average levels but the futures market continues to signal a supply-constrained market.

   "Refining margins improved by 25c/bbl versus the fourth quarter. Margins increased sharply towards the end of March and that strength has been maintained into April. Second quarter margins to date are currently above last year's second quarter levels, supported by demand growth and concerns about US gasoline supplies in the driving season. Retail marketing margins were extremely weak during the first quarter because of steadily rising product prices. Slightly weaker oil prices have contributed to improved marketing margins in the second quarter to date, but the depth and sustainability of the improvement is uncertain.

   "Our strategy is unchanged. We continue to execute it with discipline and focus. Strengthening cash flow enabled shareholder distributions in the form of dividends and share buybacks amounting to $4 billion in the quarter."

     ----------------------------------------------------------------------
     The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding BP's asset portfolio and changes in it, capital expenditure, cash flow, dividends, future performance, growth and other trend projections, margins, movements in working capital items, production, share buybacks, and the timing of projects and operations. By their nature, forward looking statements involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology and successful commercial relationships; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2004 and our 2003 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.
     ----------------------------------------------------------------------

                          BP p.l.c. and Subsidiaries

                                 Group Results


                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
                                                          $ million

Sales and other operating revenues                  78,998  77,730  68,461
Earnings from jointly controlled entities -
  after interest and tax                               486     356     312
Earnings from associates - after interest and tax      114     132     107
Interest and other revenues                            212     247      89
                                                   -----------------------
Total revenues                                      79,810  78,465  68,969
Gain on sale of businesses and fixed assets          1,198     273   1,549
                                                   -----------------------
Total revenues and other income                     81,008  78,738  70,518

Purchases                                           59,205  59,613  52,487
Production and manufacturing expenses                5,430   4,941   4,855
Production and similar taxes                           649     647     525
Depreciation, depletion and amortization             2,288   2,530   2,163
Impairment and losses on sale of businesses
  and fixed assets                                     246   1,905     426
Exploration expense                                    160     258     136
Distribution and administration expenses             3,432   3,915   2,887
Fair value (gain) loss on embedded derivatives         122       -       -
                                                   -----------------------
Profit before interest and taxation                  9,476   4,929   7,039
Interest payable (Note 5)                             (172)   (143)    (98)
Other finance expense (Note 6)                         (29)   (126)    (76)
                                                   -----------------------
Profit before taxation                               9,275   4,660   6,865
Taxation                                            (2,612) (1,591) (1,919)
                                                   -----------------------
Profit for the period                                6,663   3,069   4,946
                                                   =======================

Attributable to:
  BP shareholders                                    6,602   3,010   4,912
  Minority interest                                     61      59      34
                                                   -----------------------
                                                     6,663   3,069   4,946
                                                   =======================

Earnings per share - cents
Profit attributable to BP shareholders
  Basic                                              30.79   14.00   22.24
  Diluted                                            30.36   13.75   21.77
                                                   =======================


                      Summarized Group Balance Sheet


                                                     31 March  31 December
                                                         2005         2004
                                                     =====================
                                                           $ million
Non-current assets
Property, plant and equipment                          92,110       93,092
Goodwill                                               10,754       10,857
Other intangible assets                                 4,232        4,205
Investments in jointly controlled entities             14,519       14,556
Investments in associates                               5,710        5,486
Other investments                                         810          467
                                                     ---------------------
Fixed assets                                          128,135      128,663
Loans and other receivables                             4,519        2,419
Defined benefit pension plan surplus                    2,128        2,105
                                                     ---------------------
                                                      134,782      133,187
                                                     ---------------------
Current assets
Inventories                                            16,562       15,645
Trade and other receivables                            44,414       44,282
Current tax receivables                                   130          157
Cash and cash equivalents                               1,521        1,359
                                                     ---------------------
                                                       62,627       61,443
                                                     ---------------------
Total assets                                          197,409      194,630
                                                     =====================

Current liabilities
Trade and other payables                               49,658       48,096
Finance debt                                            7,352       10,184
Current tax payable                                     5,293        4,131
Provisions                                                842          715
                                                     ---------------------
                                                       63,145       63,126
                                                     ---------------------
Non-current liabilities
Other payables                                          6,605        4,438
Finance debt                                           12,212       12,907
Deferred tax liabilities                               16,722       16,701
Provisions                                              8,703        8,884
Defined benefit pension plan and other
  post-retirement benefit plan deficits                10,111       10,339
                                                     ---------------------
                                                       54,353       53,269
                                                     ---------------------
Total liabilities                                     117,498      116,395
                                                     ---------------------
Net assets                                             79,911       78,235
                                                     =====================
Equity
BP shareholders' equity                                78,805       76,892
Minority interest                                       1,106        1,343
                                                     ---------------------
                                                       79,911       78,235
                                                     ---------------------

Movement in BP shareholders' equity:                             $ million
At 31 December 2004                                                 76,892
Adoption of IAS 39                                                    (243)
                                                                    ------
As restated at 1 January 2005                                       76,649
Profit for the period                                                6,602
Distribution to shareholders                                        (1,823)
Currency translation differences                                      (696)
Issue of ordinary share capital for employee share schemes             207
Purchase of shares by ESOP trusts                                     (141)
Share based payment accrual                                            114
Available-for-sale investments                                         (41)
Cash flow hedges                                                       (67)
Repurchase of ordinary share capital                                (1,999)
                                                                    ------
At 31 March 2005                                                    78,805
                                                                    ======


                    Summarized Group Cash Flow Statement


                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
                                                          $ million

Operating activities
Profit before taxation                               9,275   4,660   6,865
Adjustments to reconcile profits before tax
  to net cash provided by operating activities
Exploration expenditure written off                     84     151      67
Depreciation, depletion and amortization             2,288   2,530   2,163
Impairment and (gain) loss on sale of businesses
  and fixed assets                                    (952)  1,632  (1,123)
Earnings from jointly controlled entities
  and associates                                      (600)   (488)   (419)
Dividends received from jointly controlled
  entities and associates                              355     756     209
Interest receivable                                    (65)   (124)    (55)
Interest received                                       35     199      44
Interest payable                                       172     143      98
Interest paid                                         (332)   (227)   (165)
Other finance expense                                   29     126      76
Share-based payments                                    77      68      58
Net operating charge for pensions and other
  post-retirement benefits, less contributions         (10)    (49)    (23)
Net charge for provisions, less payments               (65)   (364)   (110)
(Increase) decrease in inventories                    (960)     56     254
(Increase) decrease in trade and other receivables  (1,573) (4,668) (1,481)
Increase (decrease) in trade and other payables      2,749   3,150   1,130
Income taxes paid                                   (1,133) (2,394)   (580)
                                                     ---------------------
Net cash provided by operating activities            9,374   5,157   7,008
                                                     ---------------------

Investing activities
Capital expenditure                                 (2,825) (3,805) (2,795)
Acquisitions, net of cash acquired                       -  (1,489)      -
Net investment in jointly controlled entities          (15)   (134) (1,379)
Net investment in associates                           (99)   (190)   (433)
Proceeds from disposal of businesses and
  fixed assets                                       1,327     894   2,836
Proceeds from loan repayments                           32      84       3
                                                     ---------------------
Net cash used in investing activities               (1,580) (4,640) (1,768)
                                                     ---------------------
Financing activities
Net proceeds from shares issued (repurchased)       (1,933) (1,942) (1,138)
Proceeds from long-term financing                      811     900     628
Repayments of long-term financing                   (2,192)   (921)   (836)
Net (decrease) increase in short-term debt          (2,166)  2,529  (2,228)
Dividends paid - BP shareholders                    (1,823) (1,535) (1,492)
               - Minority interest                    (320)     (8)     (2)
                                                     ---------------------
Net cash used in financing activities               (7,623)   (977) (5,068)
                                                     ---------------------
Currency translation differences relating
  to cash and cash equivalents                          (9)     78       3
                                                     ---------------------
(Decrease) increase in cash and cash equivalents       162    (382)    175
Cash and cash equivalents at beginning of period     1,359   1,741   2,056
                                                     ---------------------
Cash and cash equivalents at end of period           1,521   1,359   2,231
                                                     =====================


                      Capital Expenditure and Acquisitions

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2005    2004    2004
                                                    =======================
                                                           $ million
By business

Exploration and Production
  UK                                                    176     207     153
  Rest of Europe                                         31      94      48
  USA                                                   997   1,060     889
  Rest of World(a)                                    1,097   1,237   2,674
                                                    -----------------------
                                                      2,301   2,598   3,764
                                                    -----------------------
Refining and Marketing
  UK                                                     43     186      62
  Rest of Europe                                         67     248      70
  USA                                                   190     485     218
  Rest of World                                          31     301      31
                                                    -----------------------
                                                        331   1,220     381
                                                    -----------------------
Gas, Power and Renewables
  UK                                                      1     154       1
  Rest of Europe                                          1      12       2
  USA                                                    13      42      11
  Rest of World                                           6     117      46
                                                    -----------------------
                                                         21     325      60
                                                    -----------------------
Other businesses and corporate
  UK (b)                                                 75     244      31
  Rest of Europe (b)                                     20     880      34
  USA (b)                                                64     527      47
  Rest of World                                          16      74      54
                                                    -----------------------
                                                        175   1,725     166
                                                    -----------------------
                                                      2,828   5,868   4,371
                                                    =======================

By geographical area
   UK (b)                                               295     791     247
   Rest of Europe (b)                                   119   1,234     154
   USA (b)                                            1,264   2,114   1,165
   Rest of World (a)                                  1,150   1,729   2,805
                                                    -----------------------
                                                      2,828   5,868   4,371
                                                    =======================
Included above:
Acquisitions and asset exchanges                         85   1,536   1,359
                                                    =======================

(a) First quarter 2004 included $1,354 million investment in TNK's interest in Slavneft within TNK-BP.
(b) Fourth quarter 2004 included $1,355 million for the acquisition of Solvay's interests in BP Solvay Polyethylene Europe and BP Solvay Polyethylene North America.


Exchange rates
US dollar/sterling average rate for the period         1.89    1.86    1.84
US dollar/sterling period-end rate                     1.88    1.92    1.83
US dollar/euro average rate for the period             1.31    1.29    1.25
US dollar/euro period-end rate                         1.30    1.36    1.22


                      Analysis of Profit Before Interest and Tax


                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
                                                          $ million
By business

Exploration and Production
  UK                                                   911     998     840
  Rest of Europe                                     1,328     222     163
  USA                                                2,008   1,597   1,692
  Rest of World                                      2,244   1,930   1,555
                                                   -----------------------
                                                     6,491   4,747   4,250
                                                   -----------------------
Refining and Marketing
  UK                                                  (249)   (395)   (104)
  Rest of Europe                                       835     353     423
  USA                                                1,429     619     827
  Rest of World                                        348     234     327
                                                   -----------------------
                                                     2,363     811   1,473
                                                   -----------------------
Gas, Power and Renewables
  UK                                                   116     158      23
  Rest of Europe                                         6      (3)    (13)
  USA                                                  172     102      74
  Rest of World                                        124     266     107
                                                   -----------------------
                                                       418     523     191
                                                   -----------------------
Other businesses and corporate
  UK                                                  (121)    136    (267)
  Rest of Europe                                       370    (600)    146
  USA                                                  103    (508)   (104)
  Rest of World                                          5    (237)  1,416
                                                   -----------------------
                                                       357  (1,209)  1,191
                                                   -----------------------
                                                     9,629   4,872   7,105
Consolidation adjustment                              (153)     57     (66)
                                                   -----------------------
                                                     9,476   4,929   7,039
                                                   =======================

By geographical area

   UK                                                  640     897     492
   Rest of Europe                                    2,539     (28)    719
   USA                                               3,576   1,867   2,423
   Rest of World                                     2,721   2,193   3,405
                                                   -----------------------
                                                     9,476   4,929   7,039
                                                   =======================


                      Analysis of Replacement Cost Profit
                            Before Interest and Tax

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
                                                          $ million
By business

Exploration and Production
  UK                                                   911     998     840
  Rest of Europe                                     1,328     222     163
  USA                                                2,003   1,600   1,684
  Rest of World                                      2,244   1,930   1,555
                                                   -----------------------
                                                     6,486   4,750   4,242
                                                   -----------------------
Refining and Marketing
  UK                                                  (270)   (375)   (118)
  Rest of Europe                                       423     585     319
  USA                                                1,003     847     443
  Rest of World                                        265     280     276
                                                   -----------------------
                                                     1,421   1,337     920
                                                   -----------------------
Gas, Power and Renewables
  UK                                                   116     158      23
  Rest of Europe                                         6      (3)    (13)
  USA                                                  163      90      79
  Rest of World                                        119     250     112
                                                   -----------------------
                                                       404     495     201
                                                   -----------------------
Other businesses and corporate
  UK                                                  (191)    136    (281)
  Rest of Europe                                       309    (555)    121
  USA                                                   86    (559)   (160)
  Rest of World                                          3    (238)  1,414
                                                   -----------------------
                                                       207  (1,216)  1,094
                                                   -----------------------
                                                     8,518   5,366   6,457
Consolidation adjustment                              (153)     57     (66)
                                                   -----------------------
                                                     8,365   5,423   6,391
                                                   =======================

By geographical area
   UK                                                  549     917     464
   Rest of Europe                                    2,066     249     590
   USA                                               3,119   2,035   1,980
   Rest of World                                     2,631   2,222   3,357
                                                   -----------------------
                                                     8,365   5,423   6,391
                                                   =======================

                       Analysis of Non-operating Items

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
                                                          $ million

By business

Exploration and Production
  UK                                                  (290)    (15)     (1)
  Rest of Europe                                     1,027       -       -
  USA                                                   (1)   (268)    (19)
  Rest of World                                         44      55      45
                                                   -----------------------
                                                       780    (228)     25
                                                   -----------------------
Refining and Marketing
  UK                                                     8    (411)    (36)
  Rest of Europe                                         1     (25)    (37)
  USA                                                    5      89      (5)
  Rest of World                                        (41)    (18)    (82)
                                                   -----------------------
                                                       (27)   (365)   (160)
                                                   -----------------------
Gas, Power and Renewables
  UK                                                   105       -       -
  Rest of Europe                                         -      (1)      -
  USA                                                    -       1       -
  Rest of World                                          -      40       -
                                                   -----------------------
                                                       105      40       -
                                                   -----------------------
Other businesses and corporate
  UK                                                   (66)   (305)     (8)
  Rest of Europe                                        (1)   (439)      1
  USA                                                   (4)   (255)   (126)
  Rest of World                                          -    (126)  1,390
                                                   -----------------------
                                                       (71) (1,125)  1,257
                                                   -----------------------

Total before taxation                                  787  (1,678)  1,122
Taxation credit (charge)                              (252)    518    (346)
                                                   -----------------------
Total after taxation                                   535  (1,160)    776
                                                   =======================

          Depreciation of Fixed Asset Revaluation Adjustment

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
                                                          $ million
Exploration and Production
  UK                                                     7       9      11
  USA                                                   77      81      93
  Rest of World                                          4       3       6
                                                   -----------------------
                                                        88      93     110
                                                   -----------------------
Refining and Marketing
  USA                                                   31      31      31
                                                   -----------------------
                                                        31      31      31
                                                   -----------------------
Total depreciation of revaluation adjustment(a)(b)     119     124     141
                                                   =======================

(a) Relates to the revaluation adjustment consequent upon the ARCO acquisition.
(b) Excludes impairment of the revaluation adjustment which is included in non-operating items.

                Net Debt Ratio - Net Debt: Net Debt + Equity


                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
                                                          $ million

Gross debt                                          19,564  23,091  19,937
Cash and cash equivalents                            1,521   1,359   2,231
                                                   -----------------------
Net debt                                            18,043  21,732  17,706
                                                   =======================
Equity                                              79,911  78,235  72,493
Net debt ratio                                          18%     22%     20%
                                                   =======================


                         Production and Realizations

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2005    2004    2004
                                                    =======================
Production
Crude oil (mb/d) (net of royalties)
  UK                                                    288     301     344
  Rest of Europe                                         76      70      73
  USA                                                   560     519     564
  Rest of World                                       1,481   1,506   1,361
                                                      ---------------------
  Total crude oil production                          2,405   2,396   2,342
                                                      =====================
Natural gas liquids (mb/d) (net of royalties)
  UK                                                     17      19      20
  Rest of Europe                                          5       4       5
  USA                                                   135     142     137
  Rest of World                                          31      32      29
                                                      ---------------------
  Total natural gas liquids production                  188     197     191
                                                      =====================

Liquids (a) (mb/d) (net of royalties)
  UK                                                    305     320     364
  Rest of Europe                                         81      74      78
  USA                                                   695     661     701
  Rest of World                                       1,512   1,538   1,390
                                                      ---------------------
  Total liquids production                            2,593   2,593   2,533
                                                      =====================
Natural gas (mmcf/d) (net of royalties)
  UK                                                  1,242   1,227   1,355
  Rest of Europe                                        121     113     142
  USA                                                 2,648   2,651   2,869
  Rest of World                                       4,734   4,723   4,234
                                                      ---------------------
  Total natural gas production                        8,745   8,714   8,600
                                                      =====================
Average realizations
Crude oil ($/bbl)
  UK                                                  45.54   42.01   29.36
  USA                                                 43.20   42.07   32.69
  Rest of World                                       41.49   38.29   30.80
  BP Average                                          43.37   41.01   31.30
                                                      =====================
Natural gas liquids ($/bbl)
  UK                                                  29.82   40.23   25.70
  USA                                                 26.98   29.31   22.25
  Rest of World                                       31.24   33.10   24.61
  BP Average                                          28.14   31.20   23.14
                                                      =====================
Liquids (a) ($/bbl)
  UK                                                  44.68   41.91   29.16
  USA                                                 40.56   39.73   31.08
  Rest of World                                       40.83   37.94   30.42
  BP Average                                          41.74   39.88   30.48
                                                      =====================
Natural gas ($/mcf)
  UK                                                   5.58    5.16    4.70
  USA                                                  5.31    5.72    4.72
  Rest of World                                        3.10    3.00    2.67
  BP Average                                           4.26    4.28    3.79
                                                       =====================

(a)  Crude oil and natural gas liquids.

                                     Notes

1.  Transition to International Financial Reporting Standards

    For all periods up to and including the year ended 31 December 2004, BP prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005 BP is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission ('EC'). Consequently, financial information for interim quarters of 2005 must be prepared on the basis of IFRS.

    The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date (that is, for BP, 31 December 2005) should be applied retrospectively. However, IFRS 1 'First-time Adoption of International Financial Reporting Standards' contains a number of exemptions which companies are permitted to apply. BP has elected:

    - not to present comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

    - not to restate its financial information for acquisitions occurring before 1 January 2003.

    -  to deem cumulative translation differences to be zero at 1 January
       2003.

    - to recognize all actuarial gains and losses on pensions and other post-retirement benefits directly in shareholders' equity at 1 January 2003. This is consistent with the group's adoption of FRS 17 'Retirement Benefits' in 2004.

    - to apply IFRS 2 'Share-based Payment' retrospectively to all share-based payments.

    As a result of the above exemptions certain changes apply from 1 January 2003 (BP's Date of Transition) followed by further changes (due to IAS 32 and IAS 39) to apply from 1 January 2005.

    The quarterly information for 2005 and the restatement of financial information for the year ended 31 December 2004 and the interim quarters of 2004 have been prepared on the basis of all International Financial Reporting Standards (IFRSs) (with the exception of IAS 32 and IAS 39 (as amended) for the 2004 information) and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) expected to be in effect for the year ending 31 December 2005. It is possible that there will be changes to these standards and interpretations before the end of 2005, which might require further adjustments to this information before it is included in the 2005 Annual Report and Accounts. In addition, BP has decided to early adopt IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', IFRS 6 'Exploration for and Evaluation of Mineral Resources', the amendment to IAS 19 'Amendment to international accounting standard IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures' and IFRIC 4 'Determining whether an Arrangement contains a Lease'.

    In the restatement information for the year ended 31 December 2004 and the interim quarters of 2004 financial assets and financial liabilities are accounted for on the basis of UK GAAP.

    Under UK GAAP, all derivatives used for trading purposes are recognized on the balance sheet at fair value. However, derivative financial instruments used for hedging purposes are recognized by applying either the accrual method or the deferral method. Under the accrual method, amounts payable or receivable in respect of derivatives are recognized rateably in earnings over the period of the contracts. Changes in the derivative's fair value are not recognized. On the deferral method, gains and losses from derivatives are deferred and recognized in earnings or as adjustments to carrying amounts as the underlying hedged transaction matures or occurs.

    From 1 January 2005 for IFRS all financial assets and financial liabilities have to be recognized initially at fair value. In subsequent periods the measurement of these financial instruments depends on their classification into one of the following measurement categories: i) financial assets or financial liabilities at-fair-value-through-profit-and-loss (such as those used for trading purposes, and all derivatives which do not qualify for hedge accounting); ii) loans and receivables; iii) available-for-sale financial assets (including certain investments held for the long term) and iv) other liabilities.

    The effect of adopting IAS 39 at 1 January 2005 is shown as a movement in BP's shareholders equity for 2005.


                                     Notes

1.  Transition to International Financial Reporting Standards

    The principal differences for the Group between reporting on the basis of UK GAAP and IFRS are as follows:

    -  ceasing to amortize goodwill.

    -  setting up deferred taxation on:

       -  acquisitions
       -  inventory valuation differences
       - unremitted earnings of subsidiaries, associates and jointly controlled entities

    -  expensing a greater proportion of major maintenance costs.

    - no longer recognizing dividends proposed but not declared as a liability at the balance sheet date.

    - recognizing an expense for the fair value of employee share option schemes rather than the intrinsic value.

    -  recording asset swaps on the basis of fair value.

    -  embedded derivatives measured at fair value.

    BP has produced an explanatory note setting out its accounting policies under IFRS, the major differences between UK GAAP and IFRS for BP, and reconciliations of UK GAAP to IFRS for its 2003 and 2004 Income and Cash Flow Statements, its Balance Sheets at 1 January 2003, 31 December 2003, 31 December 2004 and 1 January 2005. This information can be found at the Investor Centre www.bp.com. In addition, the reconciliations for 2004 interim periods included in this report are shown below.


                                                       Fourth        First
                                                      Quarter      Quarter
                                                         2004         2004
                                                      --------------------
                                                            $ million

    Profit for the period under UK GAAP                 2,610        4,862

    Adjustments
      Goodwill amortization                               411          359
      Major maintenance expenditure                       (94)         (32)
      Share-based payments                                 85          (16)
      Asset swaps                                          36            2
      Recycling forex on disposal                           -           78
      Deferred tax                                        (47)        (313)
      Other                                                68            6
                                                      --------------------
    Profit for the period under IFRS                    3,069        4,946
                                                      ====================

                                                                  31 March
                                                                      2004
                                                                  --------
                                                                 $ million

    BP shareholders' equity under UK GAAP                           72,829

    Adjustments
      Goodwill amortization                                          1,789
      Major maintenance expenditure                                   (582)
      Share-based payments                                             215
      Asset swaps                                                     (140)
      Deferred tax                                                  (3,890)
      Dividend accrual                                               1,485
      Other                                                           (394)
                                                                  --------
    BP shareholders' equity under IFRS                              71,312
                                                                 =========


                                  Notes

2.  Resegmentation

    With effect from 1 January 2005 there have been the following changes to the business segments reported by the group.

    (a) Our petrochemicals operations have been divided between the Refining and Marketing segment and Other businesses and corporate. The Aromatics and Acetyls businesses and the petrochemicals assets that are integrated with our Gelsenkirchen refinery in Germany are now part of Refining and Marketing. The Olefins and Derivatives business is now reported within Other businesses and corporate. This segment has also been restated to include the legacy historical results of other petrochemicals assets that have been divested during 2004. We have also combined our Grangemouth and Lavera refineries into the Olefins and Derivatives business to maintain current operating synergies. These changes have been made in connection with the establishment of our Olefins and Derivatives business as a stand-alone entity within BP, with a view towards its divestment at a later date.

    (b) A small US operation, the Hobbs fractionator, which supplies petrochemicals feedstock, has been transferred from Gas, Power and Renewables to Olefins and Derivatives.

    (c) The Mardi Gras pipeline system in the Gulf of Mexico has been transferred from Exploration and Production to Refining and Marketing.

    Comparative financial and operation information is shown after resegmentation and the adoption of International Financial Reporting Standards. Further information regarding these adjustments can be found at the BP investor centre www.bp.com.

3.  Sales and other operating revenues

                                                      First  Fourth   First
                                                    Quarter Quarter Quarter
                                                       2005    2004    2004
                                                    =======================
                                                           $ million
    By business
       Exploration and Production                    10,186   9,830   8,186
       Refining and Marketing                        49,869  49,465  44,096
       Gas, Power and Renewables                     23,667  23,468  20,975
       Other businesses and corporate                 5,515   5,690   3,819
                                                   ------------------------
                                                     89,237  88,453  77,076
       Less: sales between businesses                10,239  10,723   8,615
                                                   ------------------------
                                                     78,998  77,730  68,461
                                                   ========================

    By geographical area
       UK                                            26,911  25,475  17,862
       Rest of Europe                                17,009  15,914  12,428
       USA                                           34,282  33,652  31,596
       Rest of World                                 18,706  19,654  15,822
                                                   ------------------------
                                                     96,908  94,695  77,708
    Less: sales between areas                        17,910  16,965   9,247
                                                   ------------------------
                                                     78,998  77,730  68,461
                                                   ========================


                                  Notes

4.   Operating profits are after charging:

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
                                                          $ million
     Exploration expense
     UK                                                  5      17       2
     Rest of Europe                                      1      10       2
     USA                                               103     143      97
     Rest of World                                      51      88      35
                                                   -----------------------
                                                       160     258     136
                                                   =======================

     Production and similar taxes (a)
     UK                                                114     112     126
     Overseas                                          535     535     399
                                                   -----------------------
                                                       649     647     525
                                                   =======================

     (a) Production taxes are charged against Exploration and Production's operating profit.

5.   Interest payable



     Group interest payable                            191     188     148
     Capitalized                                       (76)    (45)    (50)
                                                   -----------------------
                                                       115     143      98
     Early redemption of finance leases                 57       -       -
                                                   -----------------------
                                                       172     143      98
                                                   =======================

6.   Other finance expense

     Interest on pension and other
       post-retirement benefit plan liabilities        514     519     500
     Expected return on pension and other
       post-retirement benefit plan assets            (547)   (501)   (498)
                                                   -----------------------
     Interest net of expected return on plan assets    (33)     18       2
     Unwinding of discount on provisions                45      50      48
     Unwinding of discount on deferred consideration
       for acquisition of investment in TNK-BP          17      17      26
     Change in discount rate for provisions              -      41       -
                                                   -----------------------
                                                        29     126      76
                                                   =======================



                                     Notes

7.  Dividends paid

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
    Dividends per ordinary share
      cents                                           8.50    7.10    6.75
      pence                                          4.522   3.910   3.674
    Dividends per ADS (cents)                         51.0    42.6    40.5
                                                   =======================

8.  Analysis of changes in net debt

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
                                                          $ million
    Opening balance

    Finance debt                                    23,091  20,445  22,325
    Less: Cash and cash equivalents                  1,359   1,741   2,056
                                                   -----------------------
    Opening net debt                                21,732  18,704  20,269
                                                   -----------------------
    Closing balance

    Finance debt                                    19,564  23,091  19,937
    Less: Cash and cash equivalents                  1,521   1,359   2,231
                                                   -----------------------
    Closing net debt                                18,043  21,732  17,706
                                                   -----------------------
    Decrease (increase) in net debt                  3,689  (3,028)  2,563
                                                   =======================

    Movement in cash and cash equivalents
      (excluding exchange adjustments)                 171    (460)    172
    Net cash outflow (inflow) from financing
      (excluding share capital)                      3,547  (2,508)  2,436
    Adoption of IAS 39                                (147)      -       -
    Fair value hedge adjustment                         98       -       -
    Other movements                                     49      10      38
                                                   -----------------------
    Movement in net debt before exchange effects     3,718  (2,958)  2,646
    Exchange adjustments                               (29)    (70)    (83)
                                                   -----------------------
    Decrease (increase) in net debt                  3,689  (3,028)  2,563
                                                   =======================


                                     Notes

9.  TNK-BP Operational and Financial Information

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
    Production (Net of royalties) (BP share)
    Crude oil (mb/d)                                   875     884     766
    Natural gas (mmcf/d)                               527     515     382
    Total hydrocarbons (mboe/d) (a)                    966     972     832
                                                   =======================

                                                             $ million
    Income statement
    Profit before interest and tax                     615     659     374
    Interest expense +                                 (29)    (22)    (30)
    Taxation                                          (167)   (184)   (108)
    Minority interest                                   (8)    (17)    (10)
                                                   ------------------------
    Net Income                                         411     436     226
                                                   =======================
    +  Excludes unwinding of discount on
       deferred consideration                           17      17      26
                                                   =======================

    Cash Flow
    Additional investment in TNK-BP joint venture       -        -  (1,416)
    Dividends related to period prior to acquisition    -        -     143
                                                   ------------------------
    Net investment in TNK-BP joint venture              -        -  (1,273)
                                                   =======================
    Dividends received                                250      610     119
                                                   =======================

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
    Average oil marker prices ($/bbl)
    Urals (NWE - cif)                                42.54   37.75   29.01
    Urals (Med - cif)                                43.21   38.82   28.98
    Domestic oil                                     19.14   22.30   17.08
                                                   =======================

    Balance sheet                                 31 March     31 December
                                                      2005            2004
                                                   =======================
    Investments in jointly controlled entities       8,455           8,294
                                                   =======================
    Deferred consideration
      Due within one year                            1,236           1,227
      Due after more than one year                   1,202           1,194
                                                   -----------------------
                                                     2,438           2,421
                                                   =======================

(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

    TNK-BP operational and financial information has been estimated and includes adjustments to net income in respect of prior periods amounting to a charge of $8 million in 1Q 2005 and a credit of $23 million in 4Q 2004.

    Recently, various TNK-BP group companies have received tax notifications in respect of 2001. Discussions between TNK-BP and the Russian authorities are ongoing. In the agreements executed at the formation of TNK-BP, BP has extensive indemnities from our co-joint venturers in respect of historic tax liabilities.


                                     Notes

10. Olefins and Derivatives

                                                     First  Fourth   First
                                                   Quarter Quarter Quarter
                                                      2005    2004    2004
                                                   =======================
    Refinery throughputs (mb/d)
    UK                                                 193     202     197
    Rest of Europe                                     199     180     174
                                                   -----------------------
    Total throughput                                   392     382     371
                                                   -----------------------
    Petrochemicals production (kte)
    UK                                                 461     588     537
    Rest of Europe                                   2,132   2,033   1,931
    USA                                              1,301   1,425   1,360
    Rest of World                                      104     111      92
                                                   -----------------------
    Total production                                 3,998   4,157   3,920
                                                   -----------------------

                                                           $ million

    Income Statement
    Profit before interest and tax                     506    (957)     (8)
    Inventory holding (gains) losses                  (150)     (7)    (97)
                                                   -----------------------
    Replacement cost profit before interest and tax    356    (964)   (105)
                                                   =======================

    By geographical area:
    UK                                                 (30)   (146)   (105)
    Rest of Europe                                     302    (358)    127
    USA                                                 89    (304)   (135)
    Rest of World                                       (5)   (156)      8
                                                   -----------------------
                                                       356    (964)   (105)
                                                   =======================
    Replacement cost result includes:
    Impairment and gain (loss) on sale of
      businesses and fixed assets                      (24) (1,063)   (134)
    Restructuring, integration and
      rationalization costs                              -      (7)      -
                                                   -----------------------
    Total non-operating items                          (24) (1,070)   (134)
                                                   =======================
    Other Financial information
    Capital expenditure and acquisitions               144   1,609     155
                                                   =======================

Olefins and Derivatives includes the Olefins and Derivatives businesses previously reported in the former Petrochemicals segment, the Grangemouth and Lavera refineries previously reported within the Refining and Marketing segment, the Hobbs fractionator previously included in Gas, Power and Renewables and costs associated with the former Petrochemicals segment.

                                     Notes

11.  Equity-accounted entities

    The group's profit for the period includes the following in respect of equity-accounted entities.


                                    RC Profit     Inventory         Profit
                                       before       holding         before
                                     interest        (gains)      interest
                                      and tax        losses        and tax
                                   ---------------------------------------
                                                   $ million
First Quarter 2005
Exploration and Production                841             -            841
Refining and Marketing                     76            (4)            72
Gas, Power and Renewables                   5             -              5
Other businesses and corporate             (1)            -             (1)
                                   ---------------------------------------
                                          921            (4)           917
                                   =======================================
Fourth Quarter 2004
Exploration and Production                889             -            889
Refining and Marketing                     85            (7)            78
Gas, Power and Renewables                   7             -              7
Other businesses and corporate            (15)           (2)           (17)
                                   ---------------------------------------
                                          966            (9)           957
                                   =======================================
First Quarter 2004
Exploration and Production                563             -            563
Refining and Marketing                     98            (6)            92
Gas, Power and Renewables                   -             -              -
Other businesses and corporate             17            (9)             8
                                   ---------------------------------------
                                          678           (15)           663
                                   =======================================


                                                                    Profit
                                                       Minority    for the
                                  Interest     Tax     interest     period
                                  ----------------------------------------
                                                  $ million
First Quarter 2005
Exploration and Production             (52)   (227)          (8)       554
Refining and Marketing                  (5)    (18)           -         49
Gas, Power and Renewables               (2)     (2)           -          1
Other businesses and corporate          (3)      -            -         (4)
                                   ---------------------------------------
                                       (62)   (247)          (8)       600
                                   =======================================
Fourth Quarter 2004
Exploration and Production             (48)   (376)         (17)       448
Refining and Marketing                  (3)    (25)           -         50
Gas, Power and Renewables               (2)     (1)           -          4
Other businesses and corporate          (1)      4            -        (14)
                                   ---------------------------------------
                                       (54)   (398)         (17)       488
                                   =======================================
First Quarter 2004
Exploration and Production             (50)   (158)         (10)       345
Refining and Marketing                  (4)    (19)           -         69
Gas, Power and Renewables               (2)      -            -         (2)
Other businesses and corporate          (1)      -            -          7
                                   ---------------------------------------
                                       (57)   (177)         (10)       419
                                   =======================================

12.  Second quarter results

     BP's second quarter results will be announced on 26 July 2005.

                                     Notes

13.  Statutory accounts

     The financial information shown in this publication is unaudited and does not constitute statutory accounts. The 2004 Annual Report and Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.

                                   Contacts

                                   London                   United States
                                   --------------           --------------
Press Office                       Roddy Kennedy            Ronnie Chappell
                                   +44 (0)20 7496 4624      +1 281 366 5174

Investor Relations                 Fergus MacLeod           Rachael MacLean
                                   +44 (0)20 7496 4717      +1 212 451 8072

http://www.bp.com/investors




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 26 April, 2005                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary